Exhibit 12.1
EXIDE TECHNOLOGIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio of earnings to fixed charges data)

	Predecessor Company				Successor Company
				Period from	Period from		Nine Months
				April 1, 2004	May 6, 2004	Fiscal Year	Ended
	Fiscal Year Ended			to	to	Ended	December 31,
	2002	2003	2004	May 5, 2004	March 31, 2005	2006	2006
Fixed Charges:

Interest expense (not including amortization of costs shown below	$112,347	$85,317	$80,490	$7,619	$42,636	$67,416	$65,207
Amortization of deferred financing costs	13,126	20,043	18,537	1,251	—	2,048	2,535
Amortization of original issue discount on notes	10,768	428	—	—	—	—	—
Interest capitalized	1,750	1,867	1,927	80	594	1,154	942
Estimated interest expense within rent expense	20,189	20,841	20,507	1,811	16,854	19,145	14,359

Total Fixed Charges	$158,180	$128,496	$121,461	$10,761	$60,084	$89,763	$83,043

Earnings:

Pre-tax income (loss) before minority interest and equity income and cumulative effect of change in accounting principle	$(302,899)	$(112,414)	$(92,663)	$(40,938)	$(450,562)	$(154,360)	$(81,626)

Add:
Fixed charges	158,180	128,496	121,461	10,761	60,084	89,763	83,043
Amortization of capitalized interest	1,951	1,817	2,868	249	35	181	477
Dividends from equity investments	1,750	1,950	2,080	—	1,885	1,410	—

Less:
Interest capitalized	1,750	1,867	1,927	80	594	1,154	942
Minority interest	211	200	467	26	(18)	529	478

Earnings	$(142,979)	$17,782	$31,352	$(30,034)	$(389,134)	$(64,689)	$474

Ratio of earnings to fixed charges	(0.90)	0.14	0.26	(2.79)	(6.48)	(0.72)	0.01

Amount of deficiency in earnings to cover fixed charges for 1:1 ratio	$301,159	$110,714	$90,109	$40,795	$449,218	$154,452	$82,570